Exhibit 2.1

Execution Version

AMENDMENT No. 4 TO AGREEMENT AND PLAN OF MERGER

This Amendment dated as of July 28, 2023 (the “Amendment”) to the Agreement and Plan of Merger (the “Agreement”) which was made and entered into as of January 21, 2022, by and between Arisz Acquisition Corp., a Delaware corporation (“Parent”), and Finfront Holding Company, a Cayman Islands exempted company (the “Company”), as amended by Amendments to Agreement and Plan of Merger dated April 4, 2022, October 10, 2022 and April 24, 2023. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Agreement.

Recitals

WHEREAS, pursuant to Section 12.2(a) of the Agreement, the Agreement may be amended by a writing signed by Parent and the Company; and

WHEREAS, Parent and the Company desire to amend the Agreement to reflect changes agreed between the Parties and to clarify certain terms and conditions set forth therein.

NOW, THEREFORE, in consideration of the mutual covenants and promises set forth in this Amendment, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereby agree as follows:

1. Amendment of Certain Provisions.

Section 9.8. Section 9.8 of the Agreement is hereby amended in its entirety to read as follows:

“Extension Funding. The Company shall provide a loan to Parent in the amount of Four Million One Hundred Eighty Thousand Dollars ($4,180,000) for the purpose of funding any payment due in connection with an extension of the period of time for Parent to consummate a business combination and for working capital purposes (the “Loan”). The Loan shall be funded and received by Parent in eight installments, in the amount of Seven Hundred Forty Thousand Dollars ($740,000) on each of October 26, 2022 and January 26, 2023, in the amount of Four Hundred Fifty Thousand Dollars ($450,000) on April 26, 2023 and in the amount of Four Hundred Fifty Thousand Dollars ($450,000) on each of August 2, 2023, November 2, 2023, February 2, 2024, May 2, 2024 and August 2, 2024 (it being agreed that if any of the foregoing dates is not a Business Day, then the applicable installment shall be funded and received by Parent on the first Business Day thereafter).

Of each such installment, the sum of Six Hundred Ninety Thousand Dollars ($690,000) (for the Loan installment extended on each of October 26, 2022 and January 26, 2023), Three Hundred Sixty Thousand Dollars ($360,000) (for the Loan installment extended on April 26, 2023) and Three Hundred Sixty Thousand Dollars ($360,000) (for the Loan installment to be extended on each of August 2, 2023, November 2, 2023, February 2, 2024, May 2, 2024 and August 2, 2024) (each, an “Extension Funding Amount”) shall be used to cover the extension costs, and the remaining balance of each Loan installment shall be used for working capital. In the event that the actual extension costs are less than the Extension Funding Amount, Parent shall promptly repay the difference between such actual extension costs and the Extension Funding Amount. Parent shall issue a promissory note for the amount of the Loan in favor of the Company (the “Promissory Note”).The Promissory Note shall be subject to such additional terms and conditions customary for instruments of this type.”

Section 10.3. Section 10.3 of the Agreement is hereby amended by adding the following provision:

“(h) The Parent Parties shall have performed, and shall have caused the Sponsor and the Buyer (as defined in the agreement dated October 13, 2022 by and among Parent, the Company, Purchaser and the Sponsor (the “Backstop Agreement”)) to perform, all of their respective obligations under the Backstop Agreement, including the Buyer’s obligation to purchase no less than US$2.0 million worth of Parent Common Shares or Class A ordinary shares of Purchaser, as specified therein.”

Section 11.1(b). Section 11.1(b) of the Agreement is hereby amended in its entirety to read as follows:

“(b) by any of the Parent Parties, if any of the representations or warranties of the Company set forth in Article V shall not be true and correct, or if the Company has failed to perform any covenant or agreement on the part of the Company set forth in this Agreement (including an obligation to consummate the Closing and including the obligation to fund the Loan no later than each of the dates provided for in Section 9.8), in each case such that the conditions to Closing set forth in Section 10.2 would not be satisfied and the breach or breaches causing such representations or warranties not to be true and correct, or the failure to perform any covenant or agreement, as applicable, are not cured (or waived by the Parent Parties) by the earlier of (i) the Outside Date or (ii) 20 days after written notice thereof is delivered to the Company (except in the case of a failure by the Company to fund any Loan installment required by Section 9.8, which must be cured no later than five (5) days after the due date thereof); provided, however. that the Parent Parties shall not have the right to terminate this Agreement pursuant to this Section 11.1(b) if any Parent Party is then in material breach of any representation, warranty, covenant, or obligation hereunder, which breach has not been cured;”

Section 11.1(d)(i). Section 11.1(d)(i) of the Agreement is hereby amended in its entirety to read as follows:

“on or after November 17, 2024 (the “Outside Date”), if the Acquisition Merger shall not have been consummated prior to the Outside Date; provided, however, that the right to terminate this Agreement under this 11.1(d)(i) shall not be available to a Party if the failure of the Acquisition Merger to have been consummated on or before the Outside Date was due to such Party’s breach of or failure to perform any of its representations, warranties, covenants or agreements set forth in this Agreement; provided further, that in the event the period of time to consummate a business combination shall be extended beyond November 17, 2024 pursuant to the terms of the Company’s Organizational Documents and the Investment Management Trust Agreement, the Outside Date shall be automatically extended to the last date of the extended period without any further action on the part of any Party.”

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2. Miscellaneous.

(a)        Except as expressly provided in this Amendment, the Agreement shall remain in full force and effect, and all references to “this Agreement” in the Agreement shall mean the Agreement as further amended by this Amendment. In the event of a conflict between the terms of this Amendment and the Agreement, the terms of this Amendment shall prevail over and supersede the conflicting terms in the Agreement.

(b)        Section 9.7 (Confidentiality), Section 12.1 (Notices), Section 12.5 (Publicity), Section 12.8 (Governing Law), Section 12.9 (Waiver of Jury Trial), and Section 12.10 (Submission to Jurisdiction) of the Agreement shall apply to this Amendment mutatis mutandis as if set out herein.

(c)       This Amendment may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute but one and the same instrument. This Amendment will become effective when duly executed and delivered by each of the parties hereto. Counterpart signature pages to this Amendment may be delivered by electronic delivery (i.e., by email of a PDF signature page) and each such counterpart signature page will constitute an original for all purposes.

[The remainder of this page intentionally left blank; signature pages to follow]

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IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed as of the day and year first above written.

Parent: ARISZ ACQUISITION CORP.

By:	/s/ Fang Hindle-Yang
Name: Fang Hindle-Yang Title: Chief Executive Officer

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IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed as of the day and year first above written.

Company: FINFRONT HOLDING COMPANY

By:	/s/ LU Liang
Name: LU Liang Title: Director

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